October 17, 2008

Joe Tyszko
RJS Development, Inc.
696 First Ave. North, Suite 203
St. Petersburg, Florida 33701

> **Re: RJS Development, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 16, 2008**
> **File No. 333-151698**

Dear Mr. Tyszko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that, on page 4, you disclose that the "[s]elling shareholders are underwriters." We also note that you are offering for resale all of the shares held by non-affiliates. Given these facts, we are of the view that the offering by these individuals is an offering by or on behalf of the company. Rule 415 of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Since your offering does not appear to satisfy these provisions, an "at the market" offering by these individuals is not permissible. Please revise that portion of the offering as appropriate to only offer the shares at a fixed price, and not at

prevailing market prices, for the duration of the offering.

2.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

3.   Please ensure that subsequent amendments include updated financial statements to comply with Rule 8-08 of Regulation S-X, as applicable.

Front Page of Registration Statement, page 1

Prospectus Summary, page 4

4.   We note that you focus your business primarily in the Greater Tampa Bay Area. Please more specifically disclose the cities, towns or counties in the Greater Tampa Bay area that you serve.

Table of Contents, page 3

5.   Please remove the Part II information of the Form S-1 from the table of contents since this information is not in the prospectus.

Risk Factors, page 6

6.   Several of your risk factor subheadings are too vague and generic and do not adequately describe the risk that follows. For example, we note the following subheadings:

- Commercial Space Prices And Sales Activities In The Greater Tampa Bay Area Market Has a Large Impact On Our Results Of Operations …, page 7;

- (16) We depend on the Availability and Skill of Contractors, page 11;

- (22) Our Operating Results May Vary, page 13; and

- (23) Acts Of War Or Terrorism May Seriously Harm Our Business, page 13.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

(2) Failure to Successfully Negotiate Extensions to our Credit Facilities Could Adversely Affect our Liquidity, page 6

7.   Please provide enough information so that your investors can appreciate the magnitude of the potential risk. Here, you state that failure to obtain credit lines could adversely affect your liquidity. Please describe in detail how this effect to your liquidity could negatively affect your business.

Commercial Space Prices And Sales Activities In The Greater Tampa Bay Area Market Has a Large Impact On Our Results Of Operations …, page 7

8.   Each risk factor should contain only one discreet risk. This risk factor discusses:

- The effect of decreased demand of tenants in the Greater Tampa Bay area;

- The major fluctuations of net income and losses in your operating history; and

- General market fluctuations in the commercial real estate business as a whole.

These risks are separate and distinct. Please revise to provide a separate subheading and discussion regarding each risk and how it specifically affects your business.

9.   In the third paragraph under this risk subheading, you describe certain factors that "provide [you] the opportunity," give you "a competitive advantage" or that put you in "an excellent position." This is mitigating language. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise.

(5) Our Business Is Subject To Governmental Regulations That May Delay, Increase The Cost Of, Prohibit Or Severely Restrict Our Development …, page 8

10.   Please explain what "impact fees" means by using a plain English description so that an ordinary investor can better understand your disclosure. You may also want to describe this term in greater detail in the business section.

(9) Our Business Is Concentrated In A Geographic Area Which Increases Our Exposure
To Localized Risks, page 9

11.   In this risk factor, you state that you develop property principally in the Greater
        Tampa Bay area. You also state, however, that you develop in Florida generally.
        Please clarify whether your market is limited to only the Greater Tampa Bay area
        or if you also develop real estate in other parts of Florida.

Selling Security Holders, page 16

12.   We note that several of the selling shareholders are relatives. Please note that a
        person is generally regarded as the beneficial owner of securities held in the name
        of his or her spouse and their minor children. See SEC Release 33-4819. Also, in
        some situations, other relatives may share beneficial ownership. Id. For each
        selling shareholder, please revise the table to reflect securities held in the name of
        a spouse or minor child as being beneficially owned by that selling shareholder.
        In addition, please revise accordingly the beneficial ownership table on page 33.

Information With Respect To The Company, page 20

General

13.   Please clearly distinguish between business operations completed and business
        intended to be done. See Item 101(c) of Regulation S-K.

14.   It is difficult to understand in which business you are primarily engaged.
        Although you disclose that you are involved in commercial real estate, it would be
        helpful to potential investors to elaborate on the specific aspects of commercial
        real estate in which you have been involved and explain how you have earned
        revenues from your business. For example, please provide more detail about the
        project you completed in 2006 that provided you with over $400,000 in revenue.
        Such disclosure would better assist potential investors in their understanding of
        your primary business.

Distribution Methods of Services, page 23

15.   We note that the company leases space in its projects or intends to lease such
        space. Please discuss in the business section whether the company has or intends
        to acquire real estate or interest in real estate for investment. If so, discuss
        whether this is the company's primary business.

16.   We note that you only have two full-time employees currently employed. You
        state in this section, however, that you intend to employ your licensed leasing
        personnel on a long-term basis. Please disclose when you plan to employ these

additional personnel.

(4) Sources and Availability of Raw Materials, page 24

17.   Please describe the raw materials and disclose the sources.

(9) Research and Development During Last Two Fiscal Years, page 25

18.   Please provide an estimate of the amount spent on your newly acquired software program, Digital Map. Please refer to Item 101(h)(4)(x) of Regulation S-K.

Description of Property, page 25

19.   Regulation S-K, Item 102 requires that you state briefly the location and general character of materially important physical properties. On page 22, you state that you own land that you plan to develop, however, you do not disclose the location or character of this land under the Description of Property section. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

General

20.   Please disclose your off-balance sheet arrangements, if any. Please refer to Item 303(a)(4) of Regulation S-K.

(i) How long can we satisfy our cash requirements …, page 27

21.   You state that your plan of operation is to raise capital. Please provide details regarding this plan, such as when and how much capital you intend to raise and disclose whether you are currently raising capital.

(b) Sales Strategies, page 28

22.   In this section, you discuss your two sales strategies (i.e., a Power Point presentation and a campaign to obtain media coverage). Please disclose how you plan to implement these two strategies, such as discussing who your target market is and how you plan to reach them, as well as discussing how much money such a campaign will cost and how you plan to fund it.

(c) Other Markets, page 28

23.   You state that your "new sales representatives will be responsible for more fully developing new geographic markets." However, you state elsewhere that you only have two full-time employees and only use other personnel on a project basis. Please revise or advise.

Results of Operations for the Three and Six Month Period Ended June 30, 2008, page 28

24.   Please discuss any material changes in your income statement for the interim periods as provided by Item 303(b) of Regulation S-K. Also see the Instructions to Paragraph (b) of Item 303. You state on page 28 that "[t]he decline in revenues for the period was the result of a declining and depressed real estate market." Please discuss how this factor specifically affected your revenues.

Results of Operations for the Period Ended December 21, 2007, page 29

25.   Please provide more detailed information regarding your results of operations for 2006 and 2007. Specifically, please provide period-on-period comparisons of the major line items in your Statements of Operations. For example, please describe the main reasons for the decrease in revenues from the year ended December 31, 2006 to the year ended December 31, 2007. Please refer to Regulation S-K, Item 303(a)(3), and Instructions 1, 2, and 3 of Instructions to Paragraph 303(a).

Results of Operations for the Year Ended December 31, 2006, page 29

26.   Please provide additional details regarding the $410,470 in revenues that you earned for the year ended December 31, 2006. For example, please describe the location, character, timeline and any other meaningful information about that development project. Such disclosure would better assist your potential investors in understanding the nature of your business.

27.   You state that "[a]t the end of 2006 the company owed the shareholder Joe Tyszko $348,053." Please disclose additional details explaining this obligation, including the date on which this obligation must be repaid by the company.

Liquidity & Capital Resources, page 29

28.   We note that on page 24 you state your intention to increase your client base once you obtain more funding. Please disclose when you expect to obtain additional funding and any steps that you have taken toward it.

29.   You state that your president, Mr. Tyszko, will provide additional capital if necessary. Please provide more details regarding this agreement. For example,

please disclose the terms and conditions of any written or unwritten agreement with Mr. Tyszko to provide additional capital.

30.   You state that you have "additional services and revenue streams (ancillary music/message on hold products)." Please provide further details regarding these additional services and revenue streams.

Background of Executive Officers and Director, page 31

31.   For each director, please discuss his or her term of office. For Joe Tyszko, please discuss how long he has served as a director and officer. See Item 401(a) and (b) of Regulation S-K.

32.   We note that JVT Development, Inc. is wholly owned by your majority shareholder (i.e., Mr. Tyszko) and that it is responsible for real estate project implementation. Please clarify the specific duties that Mr. Tyszko performs for JVT Development, Inc.

Director Independence, page 33

33.   Please disclose what definition of independence you use for determining director independence. See Regulation S-K, Item 407(a). Please also disclose your plans, if any, for adding independent directors to your board of directors.

Outside Back Cover Page of Prospectus

34.   Please include the language required by Regulation S-K, Item 502(b), which advises dealers of their prospectus delivery obligation.

Financial Statements and Notes for the periods ending December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm, page F-9

35.   Please tell us what consideration was given to whether a going concern modification was needed in the audit report. In addition, consider including footnote disclosure addressing your cash requirements similar to the discussion on page 27 of your registration statement.

Statement of Changes in Stockholders' Equity, page F-12

36.   You report capital distributions during 2007 equal to $242,416, of which $160,793 appears to have been paid during 2007. Please tell us the nature of the

$242,416 capital distribution and how it was reported in your financial statements, including reconciliation to the $160,793 reported on your Statement of Cash Flows.

Note B – Significant Accounting Policies

Revenue Recognition, page F-14

37.	Please clearly state what types of service revenue were earned during 2006, 2007 and to date in 2008. Tell us what consideration you gave to expanding your footnote to clarify the accounting literature used to support your revenue recognition policy for each revenue stream.

38.	We note revenue during 2006 was earned through an equity position in a development project. Please describe how your equity position yielded a revenue stream. It would seem that any earnings through an equity investment would be based on your share of the income from the investee, which is different from service revenue. Explain the structure of the project and the nature of your equity investment. In addition, advise us of your policies for accounting for equity interests in a venture. Refer generally to APB 18, FIN 46R and SOP 78-9.

Note C – Note Receivable from William Stone, page F-15

39.	We note that your note receivable from William Stone was considered to be satisfied by JVT Development, Inc. Please tell us what consideration you received in satisfaction of the note. To the extent that you did not receive cash, describe why the discharge of this note is shown as a cash inflow on your Statement of Cash Flows. Additionally, clarify why the reduction in service payment by JVT Development, Inc., an unconsolidated affiliate, to William Stone represents a payment of your debt receivable. Discuss the terms of material agreements with JVT Development, Inc. and tell us what consideration you gave to expanding your related party disclosure to include such agreements.

Note D- Capital Stock and Forward Stock Split, page F-15

40.	Your disclosure indicates that as of January 1, 2006 there were 10,000 shares of capital stock outstanding prior to the 1,000:1 stock split that occurred during September 2007. Please reconcile this information to the disclosure on page II-2, which indicates that 21,000 shares were issued during September 2005 and refers to a 25:1 stock split during 2006.

Part II – Information Not Required In Prospectus, page II-1

41.	Please revise Part II of your registration statement to include the item numbers and the caption names as provided in Form S-1. For example, "Other Expenses Of Issuance And Distribution" should read "Item 13. Other Expenses Of Issuance And Distribution." Please refer to Regulation C, Rule 404(d).

Recent Sales of Unregistered Securities, page II-2

42.   Please explain how you only received $3.00 in consideration for the 20,300,000 shares that Mr. Tyszko received. Please also provide the date when the shares were sold to Mr. Tyszko.

Exhibits

43.   Please file all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of

> effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jaime John at 202-551-3446 or Cicely Lamonth at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391, Phil Rothenberg at 202-551-3466 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

Cc: Clifford J. Hunt, Esq. (*via facsimile*)